THORNHILL SECURITIES, INC.

Statement of Operations
For the Year Ended December 31, 2015

Revenues		
Brokerage revenues	$	1,253,752
Interest and other		8,441
Total revenues		1,262,192
Expenses		
Commissions, employee compensation and benefits		1,331,911
Clearing fees		106,473
Occupancy		81,657
Communications and exchanges		34,785
Professional fees		93,062
Insurance		32,117
Regulatory fees		25,388
Depreciation		6,650
General administrative		70,408
Total expenses		1,782,451
Loss from operations		(520,260)
Income tax expense		-
Net loss	$	(520,260)

See notes to the financial statements and report of independent registered public accounting firm.